[LETTERHEAD of OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP]

March 19, 2010

VIA EDGAR AND FEDERAL EXPRESS

Scot Foley
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C. 20549

Re:	CorMedix Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed March 1, 2010
File No. 333-163380

Dear Mr. Foley:

On behalf of CorMedix Inc. (the “Company”), transmitted herewith is Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (File No. 333-163380) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 15, 2010 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 4, three of which have been marked to show changes from Amendment No. 3 to the Registration Statement.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 4 and the defined terms used herein have the definitions given to them in Amendment No. 4.

Capitalization, page 25

1.
Please provide us an analysis that shows the impact of each adjustment to actual stockholders’ equity (deficiency) in arriving at pro forma stockholders’ equity (deficiency) and the impact of each adjustment to pro forma stockholders’ equity (deficiency) in arriving at pro forma “as adjusted” stockholders’ equity (deficiency).  Ensure that this analysis supports the amounts under the “Total Consideration” column in the table on page 28.

In response to the Staff’s comment, set forth on Annex A hereto is an analysis that shows the impact of each adjustment to actual stockholders’ equity (deficiency) in arriving at pro forma stockholders’ equity (deficiency) and set forth on Annex B hereto is an analysis that shows the impact of each adjustment to pro forma stockholders’ equity (deficiency) in arriving at pro forma as adjusted stockholders’ equity (deficiency), which analyses are provided by the Company to the Staff on a supplemental basis.  The Company advises the Staff that it believes these analyses support the amounts under the “Total Consideration” column in the table on page 28.

March 19, 2010

Statements of Operations, page F-4

2.	Please provide us an analysis that supports your calculation of weighted average common shares outstanding for 2009 and 2008.

In response to the Staff’s comment, set forth on Annex C hereto is an analysis that supports the Company’s calculation of weighted average common shares outstanding for 2009 and 2008, which analysis is provided by the Company to the Staff on a supplemental basis.

3.
Please provide us an analysis that supports your calculation of pro forma basic and diluted net loss per common share.  Ensure that your disclosure in Note 11 is consistent with the adjustments reflected in this analysis.

In response to the Staff’s comment, set forth on Annex D hereto is an analysis that supports the Company’s calculation of pro forma basic and diluted net loss per common share, which analysis is provided by the Company to the Staff on a supplemental basis.  The Company believes that its disclosure in Note 11 is consistent with the adjustments reflected in this analysis.  The Company advises the Staff that there was an error in the calculation of the pro forma basic and diluted net loss per common share and that such amount should have been $1.52 per share instead of $1.54 per share.  The error relates to the erroneous inclusion of the Third Bridge Notes, which were issued in October 2009, in the calculation of the anti-dilution shares to be issued to licensors of the Company upon the conversion of outstanding convertible notes assuming such conversion had occurred on January 1, 2009.  Similarly, the number of anti-dilution shares to be issued to such licensors, which is referenced in the third bullet of the second paragraph under Note 11, should be 530,450 shares instead of 686,097 shares.  The Company has revised the disclosure on pages F-4 and F-20 to correct these errors.  The Company advises the Staff that it believes the disclosure in Note 11, as revised to correct the error discussed above, is consistent with the adjustments reflected in this analysis.

Note 8.  License Agreements, page F-15

4.	Please disclose the terms of the February 22, 2010 amendment to the Shiva Contribution Agreement.

The Company has revised the disclosure on page F-15 to add a description of the terms of the February 22, 2010 amendment to the Shiva Contribution Agreement.  The Company advises the Staff that it did not previously include this description since the Company did not believe it was material from a financial statement perspective.

March 19, 2010

Note 9.  Senior Convertible Notes, page F-19

5.	Please disclose the anticipated beneficial conversion feature based on the IPO price either in Note 9 or in a subsequent event note.

The Company has revised the disclosure on page F-19 to provide a description of the terms of the February 22, 2010 amendment to the Shiva Contribution Agreement.  The Company advises the Staff on a supplemental basis that the beneficial conversion feature relating the Third Bridge Notes is not based on the IPO price, but rather it is based on the value of the 30% discount at which the Third Bridge Notes and all accrued interest thereon convert into shares of common stock upon the IPO.  The value of this discount ($1,137,762) is calculated by dividing $2,654,777, which is the principal amount of the Third Bridge Notes ($2,619,973) plus accrued interest thereon through December 31, 2009 ($34,804), by 70% and then subtracting such principal and interest amount from the result.

Note 10.  Subsequent Events, page F-20

6.	Please confirm that no new stock options or warrants were issued since the latest balance sheet date or provide additional disclosure.

The Company hereby confirms that no new stock options or warrants were issued since the latest balance sheet date.

*     *     *     *     *

Please direct your questions or comments regarding the Company’s responses to the Staff Letter and Amendment No. 4 to the undersigned at (212) 451-2261.  Thank you for your assistance.

Sincerely, /s/ Yehuda Markovits Yehuda Markovits

Enclosures

cc:

John Houghton, CorMedix Inc.
Mitchell Nussbaum, Loeb & Loeb LLP
Angela Dowd, Loeb & Loeb LLP
Mark Spelker, J.H. Cohn LLP

Annex A

CorMedix Inc.

Analysis of Adjustments to Actual Stockholders’ Equity (Deficiency) - Pro Forma

(Assuming an IPO price of $7.00 per Unit and a note conversion date of December 31, 2009)

	As of December 31, 2009
	Actual	Pro Forma Adjustments		Pro Forma
		(Unaudited)		(Unaudited)
Total Assets	$2,225,652	$(358,496	)(1)	$1,867,156

Accounts payable and accrued expenses	624,638	—		624,638
Notes payable and accrued interest payable	16,309,913	(16,309,913	)(2)	0
Total Liabilities	16,934,551	(16,309,913)		624,638

Common stock - Non-Voting Class A	194	(194	)(3)	0
Common stock - Series A	787	6,123	(4)	6,910
Deferred stock issuances	(27)	—		(27)
Additional paid-in capital	10,621,190	21,104,455	(5)	31,725,645
Accumulated deficit	(25,331,043)	(5,158,967	)(6)	(30,490,010)
Total stockholders’ equity (deficiency)	(14,708,899)	15,951,417		1,242,518
Total liabilities and stockholders’ equity (deficiency)	$2,225,652	$(358,496)		$1,867,156
_____________________

(1)	Represents the elimination of deferred financing costs related to the conversion of all outstanding convertible notes.

(2)	Represents the conversion of the principal amount of all outstanding convertible notes and accrued interest thereon through December 31, 2009.

(3)	Represents the conversion of all outstanding shares of Non-Voting Common Stock.

(4)
Represents the adjustment to record the par value amount relating to the issuance of a total of 6,123,167 shares of common stock, consisting of (i) 5,349,489 shares upon the conversion of all outstanding convertible notes (including shares underlying Units into which certain notes are convertible), (ii) 748,929 shares to be issued to licensors as a result of anti-dilution adjustments in connection with such note conversion and (iii) 24,749 shares upon the conversion of all outstanding shares of Non-Voting Common Stock.

(5)
Represents the adjustment to record the additional paid in capital relating to the issuance of the 6,123,167 shares of common stock described in Note 4 above, consisting of (i) $18,577,400 relating to the shares to be issued in connection with the note conversion, (ii) $2,526,886 relating to the shares to be issued in connection with the anti-dilution adjustments and (iii) $169 relating to the shares to be issued in connection with the Non-Voting Common Stock conversion.

(6)
Represents the adjustment to record a charge of $2,527,635 in connection with the anti-dilution issuances to licensors as a result of the conversion of all outstanding notes and a charge of $2,631,332 relating to the conversion of the Third Bridge Notes, which were issued in October and November 2009, consisting of (i) the beneficial conversion feature of the Third Bridge Notes of $1,137,762, (ii) the debt discount relating to the Third Bridge Notes of $1,135,076 and (iii) the deferred financing costs associated with the Third Bridge Notes of $358,496.

Annex B

CorMedix Inc.

Analysis of Adjustments to Pro Forma Stockholders’ Equity - Pro Forma As Adjusted

(Assuming an IPO price of $7.00 per Unit and a note conversion date of March 31, 2010)

	As of December 31, 2009
	Pro Forma	Further Adjustments		Pro Forma As Adjusted
	(Unaudited)	(Unaudited)		(Unaudited)
Total Assets	$1,867,156	$9,932,125	(1)	$11,799,281

Accounts payable and accrued expenses	624,638	—		624,638
Notes payable and accrued interest payable	0	—		0
Total liabilities	624,638	0		624,638

Common stock - Non-Voting Class A	0	—		0
Common stock - Series A	6,910	3,619	(2)	10,529
Deferred stock issuances	(27)	—		(27)
Additional paid-in capital	31,725,645	10,629,526	(3)	42,355,171
Accumulated deficit	(30,490,010)	(701,020	)(4)	(31,191,030)
Total stockholders’ equity	1,242,518	9,932,125		11,174,643
Total liabilities and stockholders’ equity	$1,867,156	$9,932,125		$11,799,281

_____________________

(1)	Represents the adjustment to record the increase in cash in the amount of the estimated net proceeds to be received from the offering.

(2)
Represents the adjustment to record the par value amount relating to the issuance of a total of 3,618,709 shares of common stock, consisting of (i) 3,450,000, shares underlying the 1,725,000 Units to be sold in the offering, (ii) an additional 144,430 shares upon the conversion of all outstanding convertible notes (including shares underlying Units into which certain notes are convertible) assuming such conversion occurs on and interest on the notes accrues through March 31, 2010 instead of December 31, 2009, (iii) an additional 20,220 shares to be issued to licensors as a result of anti-dilution adjustments in connection with such note conversion assuming it occurs on March 31, 2010 instead of December 31, 2009 and (iv) 4,059 shares issued to a marketing consultant in February 2010.

(3)
Represents the adjustment to record the additional paid in capital relating to the issuance of the 3,618,709 shares of common stock described in Note 2 above, consisting of (i) $12,071,550 relating to the shares to be issued in offering, less $2,142,875 of estimated offering expenses, including underwriter’s discounts commissions related to the offering, (ii) $502,540 relating to the additional shares to be issued in connection with the note conversion (assuming such conversion occurs on and interest accrues through March 31, 2010 instead of December 31, 2009), (ii) $68,224 relating to the shares to be issued in connection with the anti-dilution adjustments (assuming the note conversion occurs on and interest on the notes accrues through March 31, 2010 instead of December 31, 2009) and (iii) $130,087 relating to the shares issued to a marketing consultant in February 2010.

(4)
Represents the adjustment to record a charge of $502,685 in connection with the conversion of the interest accrued on the convertible notes from January 1, 2010 through March 31, 2010, a charge of $68,244 in connection with the anti-dilution issuances as a result of the conversion of such additional interest, and a charge of $130,091 in connection with the issuance of 4,059 shares to a marketing consultant in February 2010.

Annex C

CorMedix Inc.

Analysis of Calculation of Weighted Average Common Shares Outstanding

Year ended December 31, 2009

Shares Issued(1)			Number of Days Outstanding		Weighted Average Shares Outstanding
632,180	(2)	X	365/365	=	632,180
98,739	(3)	X	87/365	=	23,536
28,155	(4)	X	87/365	=	6,711
638	(5)	X	162/365	=	283
					662,709
					193,936	(6)
					856,646

Year ended December 31, 2008

Shares Issued(1)			Number of Days Outstanding		Weighted Average Shares Outstanding
591,262	(7)	X	366/366	=	591,262
39,980	(8)	X	337/366	=	36,812
938	(9)	X	239/366	=	613
					628,687
					193,936	(6)
					822,623
_____________________

(1)	See Statement of Changes in Stockholders’ Deficiency on page F-6 of the Registration Statement.

(2)	Represents the opening balance at January 1, 2009 of 648,172 shares, less 15,992 shares that were issued to a licensor in January 2008, but are not outstanding since they are held in escrow.

(3)	Represents shares of common stock issued to a licensor in October 2009 exchange for the surrender by such licensor of Series B-F common stock.

(4)
Represents shares of common stock issued to a different licensor in October 2009 as a result of anti-dilution adjustments in connection with the issuance of the shares to the licensor described in Note 3 above.

(5)	Represents shares issued to a consultant in July 2009.

(6)	Represents shares of Non-Voting Class A Common Stock, which shares participate in the earnings or losses of the Company.

(7)	Represents the opening balance at January 1, 2008.

(8)	Represents shares of common stock issued to a licensor in January 2008 in connection with the execution of a license agreement.

(9)	Represents shares issued to a consultant in May 2008.

Annex D

CorMedix Inc.

Analysis of Calculation of Pro Forma Basic and Diluted Net Loss Per Common Share

Year Ended December 31, 2009

Net Loss - Actual	$(8,121,455)

Add back 2009 interest on Notes payable:(1)
Related parties	20,310
Senior convertible notes	1,298,704
Galenica, Ltd.	54,000
Add back 2009 amortization: (1)
Deferred financing costs	153,642
Debt discount	539,064
Deduct stock issuance in connection with anti-dilution adjustments upon note conversion (2)	(1,790,269)

Pro forma Net Loss	$(7,846,004)

Pro forma weighted average common shares outstanding – basic and diluted (3)	5,176,026

Pro forma basic and diluted net loss per common share	$(1.52)

_____________________

(1)	See Statements of Cash Flows on page F-7 of the Registration Statement.

(2)
Represents the charge recorded in connection with the issuance of 530,450 shares of common stock to licensors as a result of anti-dilution adjustments in connection with the conversion of all outstanding convertible notes (including accrued interest thereon through December 31, 2008) assuming such conversion occurred on January 1, 2009.

(3)
Represents the actual weighted average common shares outstanding – basic and diluted of 856,646 shares, plus 3,788,930 shares underlying the 1,894,465 Units to be issued upon conversion of all outstanding convertible notes and accrued interest thereon assuming such conversion occurred on January 1, 2009 and 530,450 shares to be issued to licensors as a result of anti-dilution adjustments in connection with the conversion of all outstanding convertible notes (including accrued interest thereon through December 31, 2008) assuming such conversion occurred on January 1, 2009.